Exhibit 99.1
Copa Holdings Reports Financial Results for the Third Quarter of 2024
Panama City, Panama --- November 20, 2024. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2024 (3Q24). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2023 (3Q23).

OPERATING AND FINANCIAL HIGHLIGHTS
•Copa Holdings reported a net profit of US$146.0 million for 3Q24 or US$3.50 per share, a US$28.4 million decrease compared to 3Q23 on an adjusted basis. The Company reported an operating profit of US$173.7 million and an operating margin of 20.3%, a decrease of US$31.3 million and 3.3 percentage points respectively, compared to 3Q23.
•Consolidated capacity, measured in available seat miles (ASMs), increased by 9.5% in the quarter compared to 3Q23.
•Passenger traffic for the quarter, measured in terms of revenue passenger miles (RPMs), increased by 7.6% compared to 3Q23.
•The Company reported an 86.2% load factor in 3Q24, a 1.6 percentage-point decrease compared to 3Q23.
•Operating cost per available seat mile excluding fuel (Ex-fuel CASM) decreased by 1.6% in the quarter to 5.7 cents when compared to 3Q23.
•Revenue per available seat mile (RASM) decreased by 10.1% to 11.0 cents compared to 3Q23, driven by a decrease of 8.7% in passenger yields and 1.6 percentage points in load factor.
•The Company ended the quarter with approximately US$1.3 billion in cash, short-term and long-term investments, which represent 36% of the last twelve months’ revenues.
•The Company closed the quarter with total debt, including lease liabilities, of US$1.9 billion, while the Adjusted Net Debt to EBITDA ratio ended at 0.6 times.
•During the quarter, the Company took delivery of one Boeing 737 MAX 8 aircraft, ending the quarter with a consolidated fleet of 110 aircraft – 67 Boeing 737-800s, 32 Boeing 737 MAX 9s, 9 Boeing 737-700s, 1 Boeing 737 MAX 8, and 1 Boeing 737-800 freighter.
•Copa Airlines had an on-time performance for the quarter of 87.3% and a flight completion factor of 99.6%, once again positioning itself among the best in the industry.
Subsequent Events
•Copa Holdings will make its third dividend payment of the year of US$1.61 per share on December 13, 2024, to all Class A and Class B shareholders on record as of December 2, 2024.

Consolidated Financial & Operating Highlights	3Q24	3Q23	Variance Vs 3Q23	2Q24	Variance Vs 2Q24
Revenue Passengers Carried (000s)	3,449	3,272	5.4%	3,303	4.4%
Revenue Passengers OnBoard (000s)	5,187	4,873	6.4%	4,970	4.4%
RPMs (millions)	6,711	6,239	7.6%	6,446	4.1%
ASMs (millions)	7,785	7,109	9.5%	7,424	4.9%
Load Factor	86.2%	87.8%	-1.6 p.p	86.8%	-0.6 p.p
Yield (US$ Cents)	12.2	13.4	(8.7)%	12.1	0.6%
PRASM (US$ Cents)	10.5	11.7	(10.3)%	10.5	(0.1)%
RASM (US$ Cents)	11.0	12.2	(10.1)%	11.0	(0.5)%
CASM (US$ Cents)	8.7	9.3	(6.2)%	8.9	(1.6)%
CASM Excl. Fuel (US$ Cents)	5.7	5.8	(1.6)%	5.6	1.9%
Fuel Gallons Consumed (millions)	91.3	83.9	8.8%	87.6	4.3%
Avg. Price Per Fuel Gallon (US$)	2.60	3.00	(13.3)%	2.79	(6.9)%
Average Length of Haul (miles)	1,946	1,907	2.0%	1,952	(0.3)%
Average Stage Length (miles)	1,267	1,238	2.4%	1,253	1.2%
Departures	37,478	35,468	5.7%	36,313	3.2%
Block Hours	120,975	112,114	7.9%	116,062	4.2%
Average Aircraft Utilization (hours)	12.0	11.9	0.1%	11.9	0.9%
Operating Revenues (US$ millions)	854.7	867.7	(1.5)%	819.4	4.3%
Operating Profit (Loss) (US$ millions)	173.7	205.0	(15.3)%	159.5	8.9%
Operating Margin	20.3%	23.6%	-3.3 p.p	19.5%	0.9 p.p
Net Profit (Loss) (US$ millions)	146.0	187.4	(22.1)%	120.3	21.4%
Adjusted Net Profit (Loss) (US$ millions) (1)	146.0	174.4	(16.3)%	120.3	21.4%
Basic EPS (US$)	3.50	4.72	(25.8)%	2.88	21.4%
Adjusted Basic EPS (US$) (1)	3.50	4.39	(20.3)%	2.88	21.4%
Shares for calculation of Basic EPS (000s)	41,728	39,730	5.0%	41,715	—%

(1)Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON THE 3Q24 RESULTS
Copa Holdings reported solid financial results for the third quarter including an operating margin of 20.3%. The Company's focus on maintaining low ex-fuel unit costs continues to strengthen Copa's competitive position and remains central to achieving industry-leading margins and solid financial results.
Operating expenses for the quarter increased by 2.8% to a total of US$681.0 million compared to 3Q23. The increase in operating expenses was driven by a 9.5% capacity increase, partially offset by lower sales and distribution costs. Despite a 7.6% increase in passenger traffic year-over-year, the Company's sales and distribution costs decreased by 8.0% compared to 3Q23 due to higher penetration of direct sales and lower-cost travel agency NDC channels. Consequently, the Company reported cost per available seat mile excluding fuel (Ex-fuel CASM) of 5.7 cents in 3Q24, a 1.6% decrease compared to the same period in 2023.
Mainly driven by the last-minute suspension of flights between Panama and Venezuela at the end of July, weaker currencies in Latin America, and increased industry capacity in the region, operating revenues for 3Q24 decreased by 1.5% to US$854.7 million. Passenger yields came in at 12.2 cents or 8.7% lower than 3Q23 while load factor came in at 86.2%, a 1.6 percentage-point decrease compared to 3Q23. As a result, passenger revenues per ASM (PRASM) decreased 10.3% in the quarter to 10.5 cents and RASM decreased 10.1% to 11.0 cents, compared to 3Q23.
Operating margin came in at 20.3%. Excluding the impact of the Panama-Venezuela flight suspensions, the Company estimates that it would have reported an operating margin of 21.2% for the quarter.
The Company continues to have a solid balance sheet as it closed the quarter with US$1.3 billion in cash, short-term and long-term investments, which represent 36% of the last twelve months’ revenues. Total debt at the end of 3Q24 amounted to US$1.9 billion, while the Adjusted Net Debt to EBITDA ratio continued at leading levels, coming in at 0.6 times.
Copa Holdings’ third quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2024 AND 2025
For 2024, the Company updates its outlook as follows: consolidated capacity is expected to grow by approximately 9% over 2023, and operating margin is expected to come in within the range of 21 to 22%.

Financial Outlook	2024 Guidance	2023
Capacity – YOY ASM growth	∼9%	13.4%
Operating Margin	21-22%	23.5%
Factored into this outlook is a load factor of approximately 86%, unit revenues (RASM) of 11.4 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 5.8 cents, and an all-in fuel price of US$2.67 per gallon.
Preliminarily, for the full year 2025, the Company currently anticipates increasing its capacity by approximately 7% to 9% compared to 2024, with unit costs excluding fuel (Ex-Fuel CASM) projected to be around 5.8 cents.

CONSOLIDATED THIRD-QUARTER RESULTS
Operating revenue
Consolidated revenue for 3Q24 totaled US$854.7 million, a 1.5% decrease from 3Q23, mainly driven by passenger revenue.
Passenger revenue totaled US$818.4 million, a 1.8% decrease compared to the same period in 2023. The decrease was mainly driven by the last-minute suspension of flights between Panama and Venezuela at the end of July, weaker currencies in Latin America, and increased industry capacity in the region, which drove an 8.7% decrease in passenger yield and a 1.6 percentage-point decrease in load factor. The third quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.
Cargo and mail revenue totaled US$24.4 million, a 4.3% increase compared to the same period in 2023.
Other operating revenue totaled US$11.9 million, an 8.3% increase year-over-year, mostly due to higher ConnectMiles revenues from non-air partners.

Operating expenses
Consolidated operating costs for 3Q24 totaled US$681.0 million, a 2.8% increase compared to 3Q23, mainly driven by increased capacity, partially offset by lower fuel and sales and distribution expenses.
Fuel totaled US$238.7 million, a decrease of US$13.4 million or 5.3% compared to the same period in 2023, due to a 13.3% lower effective fuel price partially offset by an 8.8% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$117.9 million, an 8.7% increase compared to the same period in 2023, driven by an increase in operational staff to support capacity growth and cost of living salary adjustments.
Passenger servicing totaled US$26.2 million, a 13.3% increase compared to the same period in 2023, mainly due to a 6.4% increase in onboard passengers, an upgrade in the Company’s onboard product offering, and expenses related to the grounding of the MAX 9 during 1Q24.
Airport facilities and handling charges totaled US$65.0 million, an 11.7% increase compared to the same period in 2023, mostly related to a 5.7% increase in departures, changes in the mix of routes, and higher airport and handling fees in certain countries.

Sales and distribution totaled US$49.7 million, an 8.0% decrease compared to the same period in 2023, due to a reduction in the Company’s distribution costs as a result of higher penetration in both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$34.9 million, an 18.1% increase compared to the same period in 2023, mainly driven by an increase of 8.2% in flight hours and the year-over-year effect of a reduction in the provision related to the return of leased aircraft realized in 3Q23.
Depreciation and amortization totaled US$82.8 million, a 5.7% increase compared to the same period in 2023, mostly related to additional aircraft and maintenance events amortization, partially offset by the accrual of the compensation received due to the 737 MAX-9 fleet grounding in 1Q24.
Flight operations totaled US$31.9 million, an 8.2% increase compared to the same period in 2023, driven by an increase of 7.9% in block hours and higher overflight rates in certain countries.
Other operating and administrative expenses totaled US$33.9 million, a 15.2% increase compared to the same period in 2023, mainly due to higher capacity, an increase in IT-related expenses to support our direct distribution strategy, as well as the rental of a cargo aircraft to cover for a programmed maintenance inspection on our 737-800 freighter.

Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$(4.4) million in 3Q24.
Finance cost totaled US$(23.5) million, comprised of US$14.5 million related to loan interest expenses, US$4.9 million in interest charges related to operating leases, and US$4.1 million related to the adjustment of the discount rate utilized for the calculation of leased aircraft returns.
Finance income totaled US$15.6 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(2.5) million, mainly driven by the depreciation of the Colombian peso and the Argentine peso.
Net change in fair value of derivatives totaled US$(0.8) million, mostly driven by the unrealized mark-to-market net loss of hedge transactions related to the Brazilian real.
Other non-operating income (expense) totaled US$6.8 million in 3Q24.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: 011 507 304-2774
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q24	3Q23	Change	2Q24	Change
Operating Revenues
Passenger revenue	818,381	833,306	(1.8%)	781,497	4.7%
Cargo and mail revenue	24,446	23,431	4.3%	25,184	(2.9%)
Other operating revenue	11,881	10,973	8.3%	12,722	(6.6%)
Total Operating Revenue	854,708	867,711	(1.5%)	819,403	4.3%

Operating Expenses
Fuel	238,714	252,077	(5.3%)	246,011	(3.0%)
Wages, salaries, benefits and other employees' expenses	117,877	108,416	8.7%	114,878	2.6%
Passenger servicing	26,232	23,147	13.3%	27,579	(4.9%)
Airport facilities and handling charges	65,029	58,243	11.7%	62,768	3.6%
Sales and distribution	49,716	54,058	(8.0%)	52,210	(4.8%)
Maintenance, materials and repairs	34,860	29,528	18.1%	10,883	220.3%
Depreciation and amortization	82,797	78,359	5.7%	79,462	4.2%
Flight operations	31,901	29,476	8.2%	31,914	—%
Other operating and administrative expenses	33,871	29,394	15.2%	34,190	(0.9%)
Total Operating Expense	680,998	662,697	2.8%	659,896	3.2%

Operating Profit/(Loss)	173,710	205,014	(15.3%)	159,507	8.9%

Non-operating Income (Expense):
Finance cost	(23,523)	(82,926)	(71.6%)	(20,632)	14.0%
Finance income	15,565	15,108	3.0%	13,537	15.0%
Gain (loss) on foreign currency fluctuations	(2,491)	(1,566)	59.1%	(16,097)	(84.5%)
Net change in fair value of derivatives	(762)	77,058	(101.0%)	2,533	(130.1%)
Other non-operating income (expense)	6,787	1,867	263.6%	1,766	284.4%
Total Non-Operating Income/(Expense)	(4,425)	9,540	(146.4%)	(18,892)	(76.6%)

Profit before taxes	169,285	214,555	(21.1%)	140,615	20.4%

Income tax expense	(23,259)	(27,179)	(14.4%)	(20,362)	14.2%

Net Profit/(Loss)	146,026	187,375	(22.1%)	120,253	21.4%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	September 2024	December 2023
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	275,245	206,375
Short-term investments	758,560	708,809
Total cash, cash equivalents and short-term investments	1,033,805	915,184
Accounts receivable, net	201,327	156,720
Accounts receivable from related parties	2,782	2,527
Expendable parts and supplies, net	123,571	116,604
Prepaid expenses	40,422	44,635
Prepaid income tax	5,802	66
Other current assets	23,708	32,227
	397,612	352,780
TOTAL CURRENT ASSETS	1,431,416	1,267,963
Long-term investments	219,731	258,934
Long-term prepaid expenses	8,849	9,633
Property and equipment, net	3,363,353	3,238,632
Right of use assets	337,684	281,146
Intangible, net	94,097	87,986
Net defined benefit assets	6,442	5,346
Deferred tax assets	22,729	30,148
Other Non-Current Assets	24,053	17,048
TOTAL NON-CURRENT ASSETS	4,076,938	3,928,872
TOTAL ASSETS	5,508,354	5,196,836
LIABILITIES
Loans and borrowings	205,144	222,430
Current portion of lease liability	59,779	68,304
Accounts payable	175,443	182,303
Accounts payable to related parties	1,312	1,228
Air traffic liability	639,211	611,856
Frequent flyer deferred revenue	136,520	124,815
Taxes Payable	41,535	44,210
Accrued expenses payable	50,085	64,940
Income tax payable	7,331	26,741
Other Current Liabilities	1,320	1,403
TOTAL CURRENT LIABILITIES	1,317,680	1,348,229

Loans and borrowings long-term	1,298,106	1,240,261
Lease Liability	295,777	215,353
Deferred tax Liabilities	57,297	36,369
Other long - term liabilities	223,541	234,474
TOTAL NON-CURRENT LIABILITIES	1,874,721	1,726,457
TOTAL LIABILITIES	3,192,400	3,074,685
EQUITY
Class A - 34,195,954 issued and 30,654,831 outstanding	23,244	23,201
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	212,877	209,102
Treasury Stock	(254,532)	(204,130)
Retained Earnings	1,893,880	1,581,739
Net profit	442,345	514,098
Other comprehensive loss	(9,326)	(9,326)
TOTAL EQUITY	2,315,953	2,122,150
TOTAL EQUITY LIABILITIES	5,508,354	5,196,836

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the nine months ended
(In US$ thousands)

	2024	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	659,392	764,586	543,471
Cash flow (used in) investing activities	(322,575)	(274,166)	(387,334)
Cash flow (used in) financing activities	(267,947)	(375,966)	(168,474)
Net increase (decrease) in cash and cash equivalents	68,870	114,454	(12,337)
Cash and cash equivalents on January 1	206,375	122,424	211,081
Cash and cash equivalents at September 30	$275,245	$236,878	$198,744

Short-term investments	758,560	754,799	752,812
Long-term investments	219,731	177,835	168,114
Total cash and cash equivalents and investments at September 30	$1,253,536	$1,169,512	$1,119,670

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	3Q24	3Q23	2Q24

Net Profit as Reported	$146,026	$187,375	$120,253
Interest expense related to the settlement of the convertible notes	$—	$64,894	$—
Net change in fair value of derivatives	$—	$(77,058)	$—
Net change in fair value of financial investments	$—	$(810)	$—
Adjusted Net Profit	$146,026	$174,401	$120,253

Reconciliation of Adjusted Basic EPS	3Q24	3Q23	2Q24

Adjusted Net Profit	$146,026	$174,401	$120,253
Shares used for calculation of Basic EPS	41,728	39,730	41,715
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$3.50	$4.39	$2.88

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q24	3Q23	2Q24

Operating Costs per ASM as Reported (in US$ Cents)	8.7	9.3	8.9
Aircraft Fuel Cost per ASM (in US$ Cents)	3.1	3.5	3.3
Operating Costs per ASM excluding fuel (in US$ Cents)	5.7	5.8	5.6